October 31, 2016

Via Edgar

Mr. Larry Spirgel

Mr. Robert Littlepage

Division of Corporation Finance Securities and Exchange Commission 100 F Street N.E.

Washington, D.C. 20549

RE:     MDC Partners Inc.

Form 10-K for Fiscal Year Ended December 31, 2015

Filed February 26, 2016

SEC Response Dated October 5, 2016

File No. 001-13718

Dear Mr. Spirgel and Mr. Littlepage:

Set forth below is the response of MDC Partners Inc. (the “Company” or “MDC”) to the correspondence of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”, the “Commission”, or “SEC”), which was set forth in your letter dated October 5, 2016 (the “October 5th Letter”) regarding the Company's above-referenced filing.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations , page 16

Advertising and Communications Segment, page 20 and 24

1.	We note in your response to comment 1 it is your belief that organic revenue growth is the “most accurate representation of the financial performance of its businesses, as it represents the impact of the Company’s management oversight… and the network benefits of inclusion in the broader portfolio of firms.” You further state that “this approach appropriately credits the Company with changes in performance of the business that take place under the Company’s stewardship.” Please accompany the disclosure you propose to make in your letter dated June 15, 2016 with an explanation of why you believe revenue growth (decline) as defined provides useful information to investors. Also, specifically address in this disclosure:

•	The fact that other companies may calculate organic revenue growth using a different methodology;
•	Your ability to fully integrate newly acquired businesses and the timing of this integration;
•	The fact that revenue earned immediately after a business acquisition is consummated is dependent upon work and marketing performed prior to management’s oversight;
•	The impact of work in progress, existing contracts and backlog of the acquired businesses on the calculation of organic revenue growth (decline);
•	The extent acquired management teams impact the performance of the acquired businesses post-acquisition; and
•	Why management is taking credit for any positive developments in an acquired business that may have taken place during the period preceding the acquisition and how investors should consider this circumstance when assessing performance.

The Company will revise the disclosure in Item 2. Managements’ Discussion and Analysis of Financial Condition and Results of Operations as follows:

“The Company reports its financial results in accordance with generally accepted accounting principles (“GAAP”) of the United States of America (“U.S. GAAP”). In addition, the Company has included certain non-U.S. GAAP financial measures and ratios, which it believes provide useful supplemental information to both management and readers of this report in measuring the financial performance and financial condition of the Company. These measures do not have a standardized meaning prescribed by U.S. GAAP and should not be construed as an alternative to other titled measures determined in accordance with U.S. GAAP.

Two such non-U.S. GAAP measures are “organic revenue growth” or “organic revenue decline” that refer to the positive or negative results, respectively, of the following calculation: (i) the change in revenue during the relevant time period, less (ii) for each business acquired in the current year, the incremental impact on revenue for the comparable period prior to the Company’s ownership of such acquired business, less revenue from each business acquired by the Company in the previous year through the twelve month anniversary of the Company’s ownership, plus (iii) for each business disposed of in the current year, the incremental impact on revenue for the comparable period after the Company’s disposition of such disposed business, plus revenue from each business disposed of by the Company in the previous year through the twelve month anniversary of the Company’s disposition, less (iv) foreign exchange impacts. The Company believes that isolating the impact of acquisition activity and foreign currency impacts is an important and informative component to understand the overall change in the Company’s consolidated revenue. The change in the consolidated revenue that remains after these adjustments illustrates the underlying financial performance of the Company’s businesses. Specifically, it represents the impact of the Company’s management oversight, investments and resources dedicated to supporting the businesses’ growth strategy and operations. In addition, it reflects the network benefits of inclusion in the broader portfolio of firms that includes, but is not limited to, cross-selling and sharing of best practices. This approach isolates changes in performance of the business that take place under the Company’s stewardship, whether favorable or unfavorable, and thereby reflects the potential benefits and risks associated with owning and managing a talent-driven services business.

Accordingly, during the first twelve months of ownership by the Company, the measure may credit the Company with growth from an acquired business that is dependent on work performed prior to the acquisition date, and may include the impact of prior work in progress, existing contracts and backlog of the acquired businesses. It is the presumption of the Company that positive developments that may have taken place at an acquired business during the period preceding the acquisition will continue to result in value creation in the post-acquisition period.

While the Company believes that the methodology used in the calculation of organic revenue change is entirely consistent with our closest U.S. competitors, the calculations may not be comparable to similarly titled measures presented by other publicly traded companies in other industries. Additional information regarding the Company’s acquisition activity as it relates to potential revenue growth is provided in Item 2 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” under “Certain Factors Affecting our Business.”

In addition, the Company will revise its disclosure under Item 2 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” under “Certain Factors Affecting our Business” as follows: Acquisitions and Dispositions. The Company’s strategy includes acquiring ownership stakes in well-managed businesses with world class expertise and strong reputations in the industry. Through the Strategic Resources Group, the Company provides post-acquisition support to Partner Firms in order to help accelerate growth, including in areas such as business and client development (including cross-selling), corporate communications, corporate development, talent recruitment and training, procurement, legal services, human resources, financial management and reporting, and real estate utilization, among other areas. As most of the Company’s acquisitions remain as stand-alone entities post acquisition, integration is typically implemented promptly, and new Partner Firms can begin to tap into the full range of MDC’s resources immediately. Often the acquired businesses may begin to tap into certain MDC resources in the pre-acquisition period, such as talent recruitment or real estate. The Company engaged in a number of acquisition and disposition transactions during the 2009 to 2015 period, which affected revenues, expenses, operating income and net income. Additional information regarding acquisitions is provided in Note 4 “Acquisitions” and information on dispositions is provided in Note 6 “Discontinued Operations” in the Notes to the Unaudited Condensed Consolidated Financial Statements.

2.	Please provide in MD&A a reconciliation of revenue from acquisitions, provided in your explanation for the change in revenues in the table at the bottom of page 20, to the total amount of revenue from acquired businesses included in revenue reported on your consolidated statements of operations.

The Company confirms that we will provide in the MD&A a reconciliation of the acquisition revenue included in the organic revenue growth (decline) table to the total amount of revenue from acquired businesses included in revenue reported on our consolidated statements of operations.

14. Segment Information, page 75

3.	We note your response to comment 2. Upon completion, please provide us your detailed, comprehensive analysis in support of your aggregation of each of your Partner Firm operating segments into reportable segment(s) in accordance with the criteria set forth in ASC 280-10-50-11 through 19.

The Company completed its analysis of reportable segments and concluded that the Company will aggregate 18 of its 32 Partner Firm operating segments into one reportable segment. The Company will also present an “all other” segment along with a separate corporate group.

The Company believes that the aggregation of 18 of its 32 Partner firm operating segments is appropriate because these Partner firms provide a comprehensive array of marketing and communications services for clients both domestically and globally. Furthermore, these Partner firms are comprised of our integrated advertising and media specialist agencies as well as public relations firms. Partner Firms within this segment include Allison + Partners, Anomaly, CPB, Doner, F&B, Hunter PR, KBS, MDC Media Partners, and 72andSunny, among others. These Partner firms share similar characteristics related to the nature of their services as well as the type of clients and the methods used to deliver their services. In addition, the class of customer is also common among the Partner Firms in this reportable segment. This results in the Partner Firms having similar economics of their business. Additionally, this aggregation approach is deemed appropriate as opposed to providing detail information by Partner Firm, which the Company believes would not be as beneficial to users of the financial statements. Furthermore, the Company believes that aggregating its reporting segments is consistent with the objective and basic principles of ASC 280.

As previously communicated, the Company first assessed the qualitative characteristics of our Partner Firm operating segments as set forth in ASC 280-10-50-11. The Company considered the following factors:

•	Nature of the products and services. The Partner Firms in the reportable segment provide an array of marketing and communication services that overlap and are delivered to the same customer role in the client organization (in some cases, the same customers). Often times, they are competing for the same business at the same clients.

•	The nature of the production processes. Labor costs is the most significant cost driver for the Partner Firms in the reportable segment. The employees for these Partner Firms all possess similar skill sets. Additionally, the Partner Firms utilize similar tools in the production of their services.
•	The type or class of customer for their products and services. The Partner Firms in the reportable segment have similar clients and work with a similar role in the client’s organization such as the Chief Marketing Officer, VP, Marketing, or similar roles.
•	The methods used to distribute their products or provide their services. Although the Partner Firms deliver a distinctive range of solutions or services, the work is ultimately delivered directly to their client.

The Company then considered both the average long-term gross margins expected for each Partner Firm operating segment as well as Adjusted EBITDA margin on Net Revenue. Management measures the Partner Firm operating segment operating performance using the Net Revenue and Adjusted EBITDA metrics. Adjusted EBITDA is a non-GAAP measure, calculated as operating profit (loss) plus depreciation and amortization, stock-based compensation, acquisition deal costs, deferred acquisition adjustments, profit distributions from affiliates, and other items (other items is not applicable at the Partner Firm operating segment level). Net Revenue is also a non-GAAP measure, calculated as GAAP revenue less billable direct costs (third party client reimbursable costs). The Company recognizes that there may be short term fluctuations in the individual annual operating margins that would cause differences in the gross margin on a quarterly or annual basis. If the Company were to use the short-term margins, the Company would need to change segments quarterly/annually, which could mislead investors. These fluctuations in the gross margin may be due to variety of business reasons such as expansion, client wins, client losses, and resource changes. However, the Company believes the average long-term gross margin expectations are similar among the aggregated Partner Firm operating segments.

As a result of the analysis, the Company decided to aggregate 18 Partner Firm operating segments into one reportable segment. The reportable segment represents more than 75% of the consolidated revenues for 2014, 2015, and the 2016 budget. The remaining Partner Firm operating segments are combined and disclosed as an “all other” reportable segment, as none of these operating segments meet the 10% tests as set forth in ASC 280-10-50-12.

We are providing the Staff on a confidential and supplemental basis in a separate letter dated today additional detail concerning our Partner Firm operating segments.

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Please direct any questions concerning the above responses to the undersigned (telephone: (646) 429-1818; fax: (212) 937-4365).

Very truly yours,

/s/ David Doft
David Doft

Chief Financial Officer

cc:	Kathryn Jacobson, Senior Staff Accountant
Robert S. Littlepage, Accounting Branch Chief
William Mastrianna, Attorney-Advisor
Securities and Exchange Commission
Scott Kauffman, Chairman and Chief Executive Officer
Mitchell Gendel, General Counsel & Corporate Secretary
Christine LaPlaca, SVP Accounting and Financial Reporting
Members of the Audit Committee of Board of Directors of MDC Partners Inc.
Paul Curnin and Cheryl Scarboro (Simpson Thacher & Bartlett LLP)
Robert Trinchetto, BDO USA, LLP